MERCALOT INC.

C/ de l’Illa Formentera, 54, Quatre Carreres,

46026 Valencia, Spain

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

November 4, 2024

To Ta Tanisha Meadows, Suying Li,

Rucha Pandit and Taylor Beech

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Mercalot Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 10, 2024 File No. 333-281804

Dear Ta Tanisha Meadows, Suying Li, Rucha Pandit and Taylor Beech:

In response to your letter dated October 31, 2024 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 10, 2024.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 17

1.	We note your response to comment 8 and the related revisions to your disclosure. Please further revise your calculation of net tangible book value to exclude total liabilities.

Response:

We have revised the value and updated the table.

General

2.	We note your response to comment 12 that you are "evaluating the market value of your publicly held shares and aim to meet the required minimum of $15 million upon completion of the offering," and that you "plan to achieve the required minimum $4 per share bid price;" however, we note that you are registering up to 12,000,000 shares of common stock at a fixed price of $0.01 per share for aggregate net proceeds of up to $120,000, assuming that the entire offering is completed. Please further explain how you plan to meet the listing requirements given the current terms of the offering, or remove references to listing your common stock on the Nasdaq Stock Market from the registration statement.

Response:

We have removed the references to listing our common stock on the Nasdaq Stock Market from the registration statement.

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You can direct any other comments or questions directly to:

Blas Mayor Reyes

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

/s/ Blas Mayor Reyes

Blas Mayor Reyes

President, Chief Financial Officer,

Chief Executive Officer, Director

/s/ Isabel Marin Vargas

Isabel Marin Vargas

Director

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